PowerNova Technologies Corporation	Suite 1010 207 West Hastings Street Vancouver, British Columbia Canada V6B 1H7 Tel: 604.734.7488 Fax: 604.688.7866

N E W S  R E L E A S E

May 26, 2009

Revocation of Cease Trade Order

PowerNova Technologies Corporation is pleased to announce that the cease trade orders issued against our shares by the British Columbia Securities Commission on October 26, 2004 and the Alberta Securities Exchange on November 21, 2003 for failure to file our audited financial statements for the year ended May 31, 2004 have now been lifted.  We have filed our audited financial statements for the years ended May 31, 2004, 2005, 2006, 2007 and 2008, as well as the quarterly financial statements for the first three fiscal quarters of fiscal 2008 and the first fiscal quarter of fiscal 2009.  We have also filed the corresponding Management Discussion & Analysis for each such period, as well as the required certifications from the Chief Executive Officer and the Chief Financial Officer.

Future Plans

Annual General Meeting

It is our intention to hold an annual meeting of shareholders within 90 days of the date of this News Release whereby the audited financial statements for fiscal 2004, 2005, 2006, 2007 and 2008 will be presented to the shareholders and the Board of Directors will be appointed for the forthcoming year, among other matters.

Research and Development Work

Our goal is to complete our research and development work.  This work involves the development of a new type of catalyst which may allow the rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes.  We believe that if this catalyst is discovered the resulting formulation may make available the catalyst required for the commercial production of hydrogen.  The goal of the catalyst is create a chemical reaction to break the bond between hydrogen and carbon in hydrocarbons so that the by-products of the reaction may be used in commercial applications. Establishing a firm completion date for the research and development is currently unrealistic due to the nature of the work involved.  The inventor of the Process is doing pioneering work in these chemical processes and thus cannot determine when he will finish.

This work is being conducted in Russia at the Russian Academy of Sciences in Moscow and at the State University of Tbilisi under the direction of Dr. Avtandil Koridze, our Vice President.  The technical challenge of achieving a commercially viable chemical catalyst to produce hydrogen and alpha-olefins is being addressed by the research and development program lead by Dr. Koridze, our Chief Technology Officer, Vice President of Research and Development, and the inventor of the Process.

Tests on the Process

After successful completion of the research and development work, our next goal is to complete the tests on the Process.

Evaluation by Independent Source

If our research and development is successful, and there is no guarantee that it will be successful, we plan to have the results evaluated by an independent source to determine the commercial feasibility of the process.  We have already contacted Nexant Chemsystem, a consulting firm that specializes in working with clients engaged in the energy market and described our work to them. Based on these discussions, representatives of Nexant Chemsystems have expressed an interest in examining the results.

Prototype

After successful testing of the Process, our goal would be to establish a prototype of the Process.

Issuing License for Commercial Production

After the successful establishment of the prototype, our goal would be to commence issuing licenses to industrial customers.

ON BEHALF OF THE BOARD OF DIRECTORS:

“Stuart Lew”

Stuart Lew, CEO

T: 604 734 7488

E: stuartlew@powernova.com

Cautionary Statements

This press release contains statements that are “forward looking”. Generally, the words “expect”, “intend”, “estimate”, “will” “our goal” and similar expressions identify forward-looking statements.  By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking statements.  Statements in this news release regarding our business or proposed business, which are not historical facts, are “forward-looking” statements that involve risks and uncertainties, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we or management expect a stated condition or result to occur. Since forward looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.  Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.